SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

SCHEDULE 13D/A

Amendment No. 1

(Under the Securities Exchange Act of 1934)

NORTHSIGHT CAPITAL, INC.

(Name of Issuer)

Common Voting Stock

(Title of Class of Securities)

66702 Q 203

(CUSIP Number)

Branden T. Burningham, Esq.

455 East 500 South, Suite 205

Salt Lake City, UT 84111

(801-363-74ll)

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

April 12, 2011

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

1.         NAMES OF REPORTING PERSONS:  THOMAS J. HOWELLS

            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only):

2.         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP.

                     (a)  [   ]

                     (b)  [X]

3.         SEC USE ONLY

4.         SOURCE OF FUNDS:  PF

5.         CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) [ ] OR 2(e) [ ]

                     None; not applicable.

6.         CITIZENSHIP OR PLACE OF ORGANIZATION

                     United States

 NUMBER OF SHARES                       7. SOLE VOTING POWER: 408,111.

 BENEFICIALLY OWNED                   8. SHARED VOTING POWER: 700,778.

 BY EACH REPORTING PERSON       9. SOLE DISPOSITIVE POWER: 408,111.

                                                             10. SHARED DISPOSITIVE POWER: 700,778.

11.       AGGREGATE AMOUNT OF BENEFICIALLY OWNED BY EACH REPORTING PERSON: 408,111 directly owned and 700,778 indirectly owned through Jenson Services, Inc., a Utah corporation in which Thomas J. Howells is an officer and a director.

12.       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES.

No shares are excluded in the numerical or percentage computations herein.

13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

44.3%. This percentage represents both the shares owned directly and indirectly.

14.       TYPE OF REPORTING PERSON.

IN

Item 1.  Security and Issuer.

Title of Securities:  Common Stock, par value $0.001 per share.

Name of Issuer:  Northsight Capital, Inc., a Nevada corporation (the “Company”); 4685 South Highland Drive, Suite #202, Salt Lake City, Utah 84117.

Item 2.  Identify and Background.

(a)        Name of Persons Filing.  This Schedule 13D/A is being filed for Thomas J. Howells

(b)        Address: 4685 South Highland Drive, Suite 202, Salt Lake City, UT  84117

(c)        Principal Occupation:  Mr. Howells is currently employed by Jenson Services, Inc., a Utah corporation that provides financial consulting services and is located at 4685 South Highland Drive, Suite 202, Salt Lake City, UT 84117.

(d)        During the last five years, Mr. Howells has not been convicted in any criminal proceeding (excluding traffic violations and similar misdemeanors).

(e)        During the last five years, Mr. Howells has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(f)        United States

Item 3.  Source and Amount of Funds or Other Consideration

Personal funds:  $9,500 paid by Thomas J. Howells and full satisfaction of an outstanding liability to Jenson Services, Inc. in the amount of $11,120.

Item 4.  Purpose of Transaction.

Investment.  Thomas J. Howells acquired 327,000 shares of the Company for cash in the amount of $9,500.  Mr. Howells also indirectly acquired 383,000 shares as full satisfaction of an outstanding liability to Jenson Services, Inc., in the amount of $11,120. Mr. Howells is an officer and a director of Jenson Services, Inc..

Item 5.  Interest in Securities of the Issuer.

(a)        Amount Beneficially Owned.  As of the date hereof, Thomas J. Howells owns 408,111 Shares directly and 700,778 shares indirectly (approximately 44.3%) of the Company’s outstanding common stock.

(b)        Number of shares as to which such person has:

            Sole power to vote or to direct vote: 408,111 shares.

            Shared power to vote or to direct the vote: 700,778.

            Sole power to dispose or to direct the disposition of: 408,111.

            Shared power to dispose or to direct the disposition of: 700,778.

(c)        None.

(d)        None; not applicable.

(e)        Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to   Securities of the Issuer.

See Item 4.

Item 7.  Materials to be Filed as Exhibits.

None.

SIGNATURE

After a reasonable inquiry and of my best knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  April 12, 2011                                                 /s/  Thomas J. Howells

                                                                                     Thomas J. Howells